Exhibit 28(h)(4)

FORM OF EXPENSE LIMITATION AGREEMENT

DOUBLELINE CAPITAL LP

[        ], 2010

To the Trustees of:

DoubleLine Funds Trust

333 South Grand Avenue, Suite 1800

Los Angeles, CA 90071

Re: Expense Limitation Agreement

With reference to the Investment Advisory Agreement entered into by DoubleLine Capital LP (the “Adviser”) with DoubleLine Funds Trust (the “Trust”) on the [    ] day of [        ] 2010, we hereby notify you as follows:

1. Through [    ], 2011, the Adviser agrees to waive and/or reimburse the Trust for its management fee and, to the extent necessary, bear other expenses to limit the ordinary class-specific operating expenses to an amount not to exceed:

(a) with respect to DoubleLine Total Return Bond Fund and DoubleLine Core Fixed Income Fund (each, a “Fund” and together with DoubleLine Emerging Markets Fixed Income Fund, the “Funds”): the lesser of (i) 0.49% for the Class I shares or 0.74% for the Class N shares and (ii) the trailing twelve-month expense ratio average for comparable funds reasonably selected by the Adviser or its delegate at the beginning of the Trust’s fiscal year, as calculated by Lipper Inc.

(b) with respect to DoubleLine Emerging Markets Fixed Income Fund (a “Fund”), the trailing twelve-month expense ratio average for comparable funds reasonably selected by the Adviser or its delegate at the beginning of the Trust’s fiscal year, as calculated by Lipper Inc.

For the purposes of this Paragraph 1, “ordinary class-specific operating expenses” exclude taxes, commissions, mark-ups, litigation expenses, indemnification expenses, interest expenses, and any other extraordinary expense.

2. The Adviser shall be permitted to recover expenses it has borne subsequent to the effective date of this agreement (whether through reduction of its management fee or otherwise) in later periods to the extent that a Fund’s expenses fall below the annual rates set forth above. Provided, however, that a Fund is not obligated to pay any such deferred fees more than three years after the end of the fiscal year in which the fee was deferred.

3. During the periods covered by this letter agreement, the expense limitation arrangement set forth above for each of the Funds may only be modified by a majority vote of the “non-interested” trustees of the Trust (as defined under the Investment Company act of 1940, as amended (the “1940 Act”) affected.

4. We understand and intend that you will rely on this undertaking in preparing and filing the Registration Statements on Form N-1A for the above referenced Funds with the Securities and Exchange Commission, in accruing each Fund’s expenses for purposes of calculating its net asset value per share and for other purposes permitted under Form N-1A and/or the 1940 Act, and expressly permit you to do so.

Very truly yours,

DOUBLELINE CAPITAL LP,

by DoubleLine Capital GP LLC, its general partner

By:
[ ]
Secretary

ACCEPTED AND AGREED TO ON BEHALF OF:

DoubleLine Total Return Bond Fund

DoubleLine Core Fixed Income Fund

DoubleLine Emerging Markets Fixed Income Fund

By:

[                    ]

Secretary